February 22, 2011

Via EDGAR

Mr. Ethan Horowitz
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Swift Energy Company
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed February 26, 2010
File No. 001-08754

Dear Mr. Horowitz:This letter is in response to your letter dated February 16, 2011, regarding above mentioned filings.  The numbered item below corresponds to the numbered item of your comment letter and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties

Domestic Proved Undeveloped Reserves. page 13

SEC Comment:

1.
In your February 3, 2011 response to our January 6, 2011 comment, you stated that the shortage of hydraulic fracturing services was a primary cause of the delay in drilling proved undeveloped locations in your AWP field.  Your statement, “During 2009 and throughout 2010, as the Company conducted vertical and horizontal drilling operations in this field, there was limited access to hydraulic fracturing equipment and other completion services, requiring the Company to delay and defer some development drilling.” seems to indicate that these shortages were a known factor and should have led to the removal from the proved category of those undeveloped AWP locations that were not scheduled to be drilled within five years of booking.  Please remove such locations from your PUD reserves in future Exchange Act filings.

Company Response:

As requested, in future Exchange Act filings with the Commission, the Company will not include in its proved reserves any undeveloped AWP locations that are not scheduled to be drilled within five years of booking.  This necessarily means that those PUD reserves in the AWP field booked more than five years prior to year-end 2009 which were included in the Company’s proved reserves at year-end 2009, as reported in Swift Energy’s prior Form 10-K, which PUD reserves are the subject of this comment, have been removed from the Company’s proved reserves at year-end 2010.

Closing Comments:

In light of the Company’s response above, we would very much appreciate being advised if we have now cleared these comments, if possible prior to the Company’s filing of its 2010 Form 10-K, which it has scheduled to do Wednesday, February 23rd.

Should any additional information be required, or if you have any questions regarding this letter or further comments, please contact our outside securities counsel, Donald W. Brodsky, Baker & Hostetler, LLP, at 713.646.1335.

Sincerely, /s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer

cc:           Securities and Exchange Commission (via facsimile)

Swift Energy Company
Terry E. Swift
Bruce H. Vincent
Chris Abundis

Baker & Hostetler, LLP
Donald Brodsky